EXHIBIT 99.8

CONSENT OF INDEPENDENT REGISTERED CHARTERED

ACCOUNTANTS

We consent to the use of our reports dated March 2, 2010 relating to (1) the consolidated financial statements of Yamana Gold Inc. (which report expresses an unqualified opinion and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference relating to changes in accounting principles) and (2) the effectiveness of Yamana Gold Inc.’s internal control over financial reporting in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2009.

We also consent to the incorporation by reference of the above mentioned reports in the Registration Statements No. 333-158343 on Form F-10 and Nos. 333-145300, 333-148048 and 333-159047 on Form S-8.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, Canada

March 31, 2010